# SEC Schedule 13G/A (Amendment No. 25) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The Estee Lauder Companies Inc., CIK 0001001250
CUSIP: 518439104
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 767 Fifth Avenue, New York, New York (NY), 10153
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-24-007047
Filed by CIK 0001009154

## Reporting persons
- Joel S. Ehrenkranz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: For Rows (5) through (9) and (11) of the cover page of this Schedule 13G, see Item 4.

## Item 1. Issuer
Name of issuer: The Estee Lauder Companies Inc.
Address of issuer's principal executive offices: 767 Fifth Avenue, New York, New York, 10153

## Item 2. Person Filing
Name of person filing: Joel S. Ehrenkranz (the "Reporting Person")
Address of principal business office or, if none, residence: 375 Park Avenue, New York, NY 10152
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The response of the Reporting Person to Row (9) of the cover page of this Schedule 13G is incorporated herein by reference. The Reporting Person, as a co-trustee of The Leonard A. Lauder 2013 Revocable Trust (the "Trust"), is no longer the beneficial owner of the 266,638 shares of Class A Common Stock of the Issuer directly owned by the Trust. No shares were sold, and the Trust continues to hold such shares.
Percent of class: The response of the Reporting Person to Row (11) of the cover page of this Schedule 13G is incorporated herein by reference.
Sole power to vote or to direct the vote: The response of the Reporting Person to Row (5) of the cover page of this Schedule 13G is incorporated herein by reference.
Shared power to vote or to direct the vote: The response of the Reporting Person to Row (6) of the cover page of this Schedule 13G is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The response of the Reporting Person to Row (7) of the cover page of this Schedule 13G is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The response of the Reporting Person to Row (8) of the cover page of this Schedule 13G is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Joel S. Ehrenkranz: /s/ Joel S. Ehrenkranz, Joel S. Ehrenkranz (08/13/2025)